SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 _______________


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 _______________


(Mark One):

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
         (No fee required)


                        Commission file number: 000-29598


                                 _______________


                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                            (Full title of the plan)


                                 _______________


                           MIDWEST BANC HOLDINGS, INC.
                              501 WEST NORTH AVENUE
                          MELROSE PARK, ILLINOIS 60160
       (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

No. 1-3  Not applicable.

No. 4    The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the
         "Plan"), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

         Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001, and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2002.

(b) Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001 and the related statement of changes in net assets available for Plan benefits for the years ended December 31, 2002, 2001 and 2000, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:            June 30, 2003


                                       MIDWEST BANC HOLDINGS, INC.
                                       401(k) PLAN AND TRUST


                                       Security Trust Company, N.A., Trustee

                                       By:    /s/ Irene Luntz
                                              ----------------------------------
                                       Name:  Irene Luntz
                                              ----------------------------------
                                       Title: Vice President
                                              ----------------------------------


                                       Security Trust Company, N.A., Trustee

                                       By:    /s/ Stefanie Holloway
                                              ----------------------------------
                                       Name:  Stefanie Holloway
                                              ----------------------------------
                                       Title: Manager of Corporate Services
                                              ----------------------------------

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST

                             Melrose Park, Illinois

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS ................................................1

FINANCIAL STATEMENTS

          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .....................2

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...........3

          NOTES TO FINANCIAL STATEMENTS .......................................4


SUPPLEMENTAL SCHEDULE

          SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).......9

                         REPORT OF INDEPENDENT AUDITORS




Plan Administrator
Midwest Banc Holdings, Inc.
  401(k) Plan and Trust
Melrose Park, Illinois

We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                            /s/ Crowe Chizek and Company LLC

Oak Brook, Illinois
May 22, 2003

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001

                                                   2002                 2001
                                               -----------           -----------

ASSETS
Investments                                    $10,740,734           $10,748,668
                                               -----------           -----------

NET ASSETS AVAILABLE FOR BENEFITS              $10,740,734           $10,748,668
                                               ===========           ===========

                 See accompanying notes to financial statements.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income (loss)
      Net depreciation in fair value of investments                $(1,170,972)
      Dividends                                                        133,006
      Interest                                                          21,216
                                                                   -----------
                                                                    (1,016,750)

   Contributions
      Participant wage deferrals                                       749,497
      Employer                                                         518,702
      Rollovers                                                         70,098
                                                                   -----------
                                                                     1,338,297
                                                                   -----------

         Total additions                                               321,547

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                                       283,513
   Administrative expenses                                              45,968
                                                                   -----------
     Total deductions                                                  329,481
                                                                   -----------

NET DECREASE                                                            (7,934)

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                10,748,668
                                                                   -----------
   End of year                                                     $10,740,734
                                                                   ===========

                 See accompanying notes to financial statements.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust ("the Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries ("the Corporation") who have six months of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. The Corporation matches participant contributions at a rate of 1% more than the participants' contributions up to a 5% maximum matching contribution.

Participants' Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Corporation's contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant's account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service.

Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments over a period not more than their assumed life expectancy (or their beneficiary's assumed life expectancy) at the time of distribution.

Forfeited Accounts: Forfeitures of non-vested money from participant accounts are used to pay plan expenses or reduce future employer contributions. As of December 31, 2002, the Plan had $12,945 available to pay plan expenses or reduce future employer contributions.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant's account. The interest rate is fixed at the prime rate as published in The Wall Street Journal plus 1% at the time the loan proceeds are disbursed.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

Investments: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Plan participants are no longer allowed to acquire additional employer stock within the Plan, and the Plan is not allowed to purchase further employer stock for investment. The existing shares in the Plan can continue to be held by participants; however, no additional investment in employer stock is allowed. The fair value of money market accounts is the amount payable on demand at the reporting date. Participant loans are carried at their remaining principal balance, which approximates fair value.

The plan also invests in a group annuity contract with Metlife. The group annuity contract is valued at contract value, which approximates fair value, as reported to the Plan by Security Trust Company. Contract value represents contributions made, plus interest earnings, less withdrawals for benefit payments and administrative expenses. The average yield and crediting interest rate was approximately 4.875% and 4.30% for 2002. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and an insurance contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Although participants may no longer purchase additional shares of employer stock, the Plan holds a significant amount of the Corporation's stock as an investment of the Plan. On March 3, 2003, the banking regulators commenced a regulatory examination of the Corporation's subsidiary banks. As of June 27, 2003, the Corporation has not received the results of the written examination report. The results of this examination may have an impact on the financial statements of the Corporation, which creates uncertainty as to the valuation of the Corporation stock.

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                                        2002                 2001
                                                                     ----------            ----------

INVESTMENTS AT FAIR VALUE
   Mutual funds
      AIM Balanced Fund                                              $1,498,473            $1,911,883
      AIM Constellation Growth Fund                                     846,943             1,064,669
      Fidelity Advisor Growth Opportunity Fund                                -             1,621,814
      Federated Bond Fund                                               857,537               646,316
      MFS Investors Growth Stock Fund                                   832,751               938,215
      Franklin Small-Mid Cap Growth Fund                                472,616               562,006
      Van Kampen Comstock Fund                                        1,351,549                     -
   Common stock
      Midwest Banc Holdings, Inc. 91,312 and 94,425 shares at
         December 31, 2002 and 2001 (party-in-interest investment)    1,770,266             1,355,488
INVESTMENTS AT FAIR VALUE
   Annuity contract
      Met Life Stable Value Fund                                      1,841,456             1,394,936

During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

             Mutual funds                             $(1,619,281)
             Common stock                                 448,309
                                                      -----------

                                                      $(1,170,972)
                                                      ===========

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan's financial statements were paid by the Corporation.

Plan transactions with parties-in-interest during the year ended December 31, 2002 were as follows:

                IDENTITY                        RELATIONSHIP                DESCRIPTION                AMOUNT
---------------------------------------- ------------------------ --------------------------------- ---------------

American Express Tax and Business
   Services, Inc.                            Plan Recordkeeper       Quarterly allocation fees          $32,196

Security Trust Company                          Plan Trustee                Service Fees                $13,772

The Plan held the following party-in-interest investments (at fair value) at December 31, 2002 and 2001:

                                                      2002            2001
                                                   ----------       ----------

Midwest Banc Holdings, Inc. common stock           $1,770,266       $1,355,488
Security Trust Company Money Market Fund                1,927           38,951
Participant loans                                     310,738          259,588

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $0 and $33,297 at December 31, 2002 and 2001, respectively.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined, by letter dated August 7, 2001, that the Prototype Non-Standardized Profit Sharing Plan with CODA upon which the Company's plan is based is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Plan was also restated to comply with GUST and EGTRRA effective January 1, 2002. The tax acts that are included in GUST are GATT (the Uruguay Round Agreements Act of the General Agreement on Tariffs and Trade), USERRA (the Uniformed Services Employment and Reemployment Rights Act of
1994), SBJPA (the Small Business Jobs Protection Act of 1996), and TRA '97 (the Taxpayer Relief Act of 1997). In addition to GUST, the Plan was also updated for IRSRRA (the Internal Revenue Service Restructuring and Reform Act of 2000) and CRA (the Community Renewal Tax Relief Act of 2000). EGTRAA is the Economic Growth and Tax Reconciliation Act.

                              SUPPLEMENTAL SCHEDULE

                           MIDWEST BANC HOLDINGS, INC.
                              401(k) PLAN AND TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2002

Name of Plan Sponsor:  Midwest Banc Holdings, Inc.
Employer Identification Number:  36-3252484
Three-Digit Plan Number:  001



                                                       (c)
                                            DESCRIPTION OF INVESTMENT,
                    (b)                  INCLUDING MATURITY DATE, RATE OF
       IDENTITY OF ISSUE, BORROWER,       INTEREST, COLLATERAL, PAR, OR           (d)              (e)
(a)      LESSOR, OR SIMILAR PARTY                MATURITY VALUE                   COST        CURRENT VALUE
----- -------------------------------- ------------------------------------- -------------- ------------------

                                              Mutual Funds
                                              ------------

         AIM Funds                        Balanced Fund                            #            $1,498,473

         AIM Funds                        Constellation Growth Fund                #               846,943

         Van Kampen Funds                 Comstock Fund                            #             1,351,549

         American Funds                   Euro Pacific Growth Fund                 #               529,786

         Franklin Templeton               Small Mid Cap Growth Fund                #               472,616

         Federated                        Bond Fund                                #               857,537

         MFS                              Investors Growth Stock Fund              #               832,751

         Dreyfus                          S&P 500 Index Fund                       #               426,692
                                                                                               -----------
                                                                                                 6,816,347

                                           Money Market Funds
                                           ------------------

 *       Security Trust                   Money Market Fund                        #                 1,927

                                             Common Stock
                                             ------------

 *       Midwest Banc Holdings, Inc.      Unitized Fund, 91,312 shares             #             1,770,266

                                            Annuity Contract
                                            ----------------

         Metlife                          Stable Value Fund                        #             1,841,456

                                                  Loans
                                                  -----

 *       Plan Participants                Interest rates at 5.25% - 10.50%                         310,738
                                                                                               -----------
                                               Total investments                               $10,740,734
                                                                                               ===========

*        Party-in-interest.
# Investment is participant-directed, therefore, historical cost is not required.

                                  EXHIBIT INDEX

EXHIBIT
  NO.    DESCRIPTION

23       Consent of Crowe Chizek and Company LLC

99 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.